

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

February 16, 2016

<u>Via E-mail</u>
Melissa McElwee, Chief Financial Officer
International Barrier Technology, Inc.
510 4th Street North
Watkins, MN 55389

> **Re:** **International Barrier Technology, Inc.**
> **Form 10-K and 10-K/A for the year ended June 30, 2015**
> **Filed September 28 and 29, 2015**
> **File No. 0-20412**

Dear Ms. McElwee:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K and 10-K/A for the year ended June 30, 2015

Legal Proceedings, page 12

1.   We note your disclosure that "The Directors and the management of the Company know of no *other* material, active or pending, legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation." Please explain to us what 'other' proceedings you are referring to and revise future filings to disclose the proceedings or correct the current disclosure, if it is not accurate.

Management's Discussion and Analysis, page 15

Sales, page 15

2.   In future annual and quarterly filings, please enhance your discussion of changes in sales to address changes for each type of revenue arrangement you have. For example,

separately disclose and discuss sales related to product sales, treatment services, license fees and royalties.

Consolidated Financial Statements

Note 2 Significant Accounting Policies

m) Revenue Recognition, page 30

3.   Please revise future filings to separately disclose amounts related to product sales, treatment services, license fees and royalties. Refer to ASC 280-10-50-40.

4.   In reference to the license fee agreement you entered into during the year ended June 30, 2014, we note you recognized an upfront fee of $100,000 as revenue since you completed your obligations. Please more fully explain to us the material terms and conditions of the agreement, the obligations you completed, and your accounting basis for recognizing the upfront fee in full. This comment is also applicable to similar agreements you entered into during the interim period.

Note 4 Property, Plant and Equipment, page 33

5.   Based on the disclosed terms of your capital lease and the related amortization policy, please explain to us how and why the net costs of the assets being leased are so significant relative to the remaining lease term.

Note 10 Income Taxes, page 37

6.   Please explain to us and revise future filings to disclose your basis for determining a tax valuation allowance is required.

Exhibits – Confidential Treatment

7.   We note you filed agreements under exhibit 10 in your Form 10-K and Form 10-K/A for the year ended June 30, 2015 and Form 8-K filed on September 11, 2015 that include redacted information; however, it is not clear to us that you requested confidential treatment for the information you redacted. Please be advised that to redact information that is otherwise required to be disclosed, you must submit confidential treatment requests. Please also be advised that applications for confidential treatment must satisfy the substantive and procedural requirements found in Staff Legal Bulletin No. 1 (with Addendum), available on the SEC website at https://www.sec.gov/interps/legal/slbcf1r.htm.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mindy Hooker at (202) 551-3732, Anne McConnell at (202) 551-3709, or me at (202) 551-3768 with any questions.

Sincerely,

/s/ John Cash

John Cash
Branch Chief
Office of Manufacturing and Construction